UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2017

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On March 29, 2017, EXFO Inc. announced that Germain Lamonde, the company's founder, Chairman of the Board and Chief Executive Officer (CEO), has appointed Philippe Morin as EXFO's new CEO, effective April 1, 2017. Mr. Lamonde, who will become EXFO's Executive Chairman, will maintain leadership of the acquisition strategy and remain actively involved in defining the company's growth initiatives, customer outreach and corporate governance. This report on Form 6-K sets forth the press release issued on March 29, 2017 relating to EXFO's announcement and the Material Change Report being filed in Canada.

This press release and Material Change Report contain material information relating to EXFO and are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001, and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: March 31, 2017

FORM 51-102F3
MATERIAL CHANGE REPORT

EXFO Inc. ("EXFO")

ITEM 1:	Name and Address of Company EXFO Inc. 400 Godin Avenue Quebec, Quebec, G1M 2K2 Canada
ITEM 2:	Date of Material Change March 29, 2017.
ITEM 3:
News Release

EXFO issued a press release indicating the material change on March 29, 2017 in Canada and in the United States via CNW Group and was filed on SEDAR and EDGAR on March 30, 2017. A copy of the press release is attached hereto and forms an integral part hereof.

ITEM 4:
Summary of Material Change

EXFO Inc. announced on March 29, 2017 that Germain Lamonde, the company's founder, Chairman of the Board and Chief Executive Officer (CEO), has appointed Philippe Morin as EXFO's new CEO, effective April 1, 2017.

Mr. Lamonde, who will become EXFO's Executive Chairman, will maintain leadership of the acquisition strategy and remain actively involved in defining the company's growth initiatives, customer outreach and corporate governance.

ITEM 5:
Full Description of Material Change

EXFO Inc. announced on March 29, 2017 that Germain Lamonde, the company's founder, Chairman of the Board and Chief Executive Officer (CEO), has appointed Philippe Morin as EXFO's new CEO, effective April 1, 2017.
Mr. Morin has more than 25 years of experience in the telecommunications industry and became EXFO's Chief Operating Officer (COO) in November 2015, leading the company's global sales, go-to-market and product management initiatives. Before joining EXFO, Mr. Morin was Senior Vice-President of Worldwide Sales and Field Operations at Ciena. He also held senior management positions at Nortel Networks, including President of the Optical Networking Division.
Mr. Lamonde, who will become EXFO's Executive Chairman, will maintain leadership of the acquisition strategy and remain actively involved in defining the company's growth initiatives, customer outreach and corporate governance.

ITEM 6:	Reliance on subsection 7.1(2) of Regulation 51-102 Not applicable.
ITEM 7:	Omitted Information Not applicable.
ITEM 8:
Executive Officer

For further information, please contact Mr. Pierre Plamondon, Vice-President Finance and Chief Financial Officer or Benoit Ringuette, General Counsel and Corporate Secretary at 418.683.0211.

ITEM 9:	Date of Report March 31, 2017.

PRESS RELEASE
For immediate release

EXFO Announces CEO Transition
Founder Germain Lamonde appoints Philippe Morin as new CEO, while remaining actively involved as Executive Chairman
QUEBEC CITY, CANADA, March 29, 2017 — EXFO Inc. (NASDAQ: EXFO, TSX: EXF), the global network test, data and analytics experts, announced today that Germain Lamonde, the company's founder, Chairman of the Board and Chief Executive Officer (CEO), has appointed Philippe Morin as EXFO's new CEO, effective April 1, 2017.
Mr. Morin has more than 25 years of experience in the telecommunications industry and became EXFO's Chief Operating Officer (COO) in November 2015, leading the company's global sales, go-to-market and product management initiatives. Before joining EXFO, Mr. Morin was Senior Vice-President of Worldwide Sales and Field Operations at Ciena. He also held senior management positions at Nortel Networks, including President of the Optical Networking Division.
Mr. Lamonde, who will become EXFO's Executive Chairman, will maintain leadership of the acquisition strategy and remain actively involved in defining the company's growth initiatives, customer outreach and corporate governance.
"After founding EXFO in my apartment and serving as its CEO, I am proud of all we have accomplished over nearly 32 years, taking the company from the concept level to global leader and helping the most advanced network operators worldwide implement their strategic transformations," said Mr. Lamonde. "Having known Philippe for a long time and having worked closely with him on a wide range of initiatives, I am confident he is the right person to take over the day-to-day stewardship of EXFO and that he will receive the full support of the global EXFO team and partners. Our combined strategic vision, industry experience and leadership will create added value for customers and shareholders as we drive EXFO to new heights."
"I am deeply honored and grateful to Germain and the Board for their trust," said Mr. Morin. "Germain has built an impressive organization, a highly talented team and very strong brand equity, all of which are highly respected by leading network operators worldwide. I am personally invested in EXFO's success and fully committed to taking the company to the next level."
EXFO is the market leader in portable optical and high-speed Ethernet testing as well as the technology leader in active service assurance. The company has more than 1,600 employees in 25 countries. More than 2,000 customers, including the world's leading communications service providers, network equipment manufacturers and Web 2.0. companies, use EXFO's test instruments and real-time 3D analytics solutions.

About EXFO
EXFO develops smarter network test, data and analytics solutions for the world's leading communications service providers, network equipment manufacturers and web-scale companies. Since 1985, we've worked side by side with our clients in the lab, field, data center, boardroom and beyond to pioneer essential technology and methods for each phase of the network lifecycle. Our portfolio of test orchestration and real-time 3D analytics solutions turn complex into simple and deliver business-critical insights from the network, service and subscriber dimensions. Most importantly, we help our clients flourish in a rapidly transforming industry where "good enough" testing and data analytics just isn't good enough anymore—it never was for us, anyway. For more information, visit EXFO.com and follow us on the EXFO Blog.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

EXFO-C

For more information:
Anne Douville PR & Media Specialist 418-683-0913, ext. 23463 anne.douville@exfo.com	Vance Oliver Director, Investor Relations 418-683-0913, ext. 23733 vance.oliver@exfo.com